

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 26, 2011

By U.S. Mail and Facsimile to: (215) 945-4183

Terry L. Sager
President and Chief Executive Officer
William Penn Bancorp, Inc.
8150 Route 13
Levittown, Pennsylvania 19057

> **Re:** **William Penn Bancorp, Inc.**
> **Annual Report on Form 10-K for the fiscal year ended June 30, 2010**
> **Quarterly Report on Form 10-Q for the quarters ended September 30, 2010**
> **and December 31, 2010**
> **Filed September 28, 2010, November 15, 2010 and February 22, 2011**
> **File No. 000-53172**

Dear Ms. Sager:

We have reviewed your response dated April 1, 2011 and have the following comments.

Form 10-Q for the fiscal quarter ended December 31, 2010

Note 9 - Fair Value Measurements, page 15

1. We note your response to comment 5 from our letter dated March 18, 2011. In your response, you state that appraisals are based on "observable inputs for similar properties." We note that your impaired loans are comprised of loans for 1-4 family homes, commercial non-residential and land. Please note that the valuation of many real estate assets – such as office buildings, manufacturing facilities, and similar build-to-suit facilities – requires adjustments to market-based valuation inputs to reflect the different characteristics between the assets being measured and the assets upon which the observable inputs are based. Please tell us if you do not have any of these adjustments, and if not, why not. If you do have adjustments, these adjustments could result in classification as a Level 3 fair value measurement for the real estate assets. Please advise.

Management's Discussion and Analysis, page 19

Non Performing Loans, page 29

2. We note your response to comment 6 from our letter dated March 18, 2011, pertaining to the Wildwood, New Jersey property. We note that a new investor acquired the property

subject to the company's first lien as well as three other liens in 2008. We further note that the new investor has paid you "hundreds of thousands of interest in keeping monthly interest payments current" and because of the "enormity of his investment in the property" you believe the value of the property is much greater than the balance of the loan. You also state that the property is exempt from the New Jersey Department of Environmental Protection from the Bay Island rule. Please see our comments below:

- Please quantify the amount of investment the new investor has made in the property and the amount of interest the investor has paid to keep the loan current.
- Please tell us why this loan is considered impaired. Please tell us if the new investor or any of the investors are currently making principal payments.
- Please tell us what precisely the Bay Islands Rule exemption provides and how this impacts the current valuation of the property and any future developments on the land. Please tell us if there are any other federal, state and/or local regulations that may inhibit development on the land and why nothing has yet to be developed on the land. Please tell us what the ultimate intentions are for the land's development and if the land is currently in a state where it is considered viable for development.
- Please tell us why you believe the $7.2 million judgment in 2008 represents a meaningful valuation of the present land value. Please tell us the precise procedures you have undertaken since 2008 in accordance with your accounting policies for valuing impaired loans on a timely basis. Please tell us if you performed any other valuations on the property since 2004.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant